EQUITY TRANSFER AGREEMENT

This Equity Transfer Agreement (this "**Agreement**") is made and entered into on [ ], 2021 (the "**Execution Date**") by and among the following parties in the People's Republic of China ("**China**" or "**PRC**").

Party A (the "Company"): Shenzhen Qianhai Jisen Information Technology Ltd.(深圳市前海基森信息技术有限公司)
Unified Social Credit Code: 91440300319760714O

Party B (respectively the "Transferor", or collectively the "Transferors"):
JI Xuejun
ID No.: 340202197910271015
LIU Hao
ID No.: 340202198603201038

Party C (the "Transferee"): Wuxi Kingway Technology Ltd. (无锡王道科技有限公司)
Unified Social Credit Code: 913202140710031457

Each of Party A, Party B and Party C hereinafter is referred to as a "**Party**" and collectively as the "**Parties**".

WHEREAS,

1. As of the Execution Date hereof, the registered capital of the Company is RMB10 million. The Transferors collectively hold 100% equity interests in the Company in aggregate ("**Transferred Equity**").
2. The Transferors desire to transfer the Transferred Equity to Party C, and Party C agrees to accept the Transferred Equity ("**Equity Transfer**").
3. As of the Closing Date, Party C will own 100% equity interests in the Company.

NOW THEREFORE, all Parties hereby agree as follows:

1. Definition

1.1 **Transferred Equity** means 100% equity interest in the Company held by Party B which represents the registered capital of RMB10 million of the Company.

1.2 **Closing** means Party C shall take over the Company upon satisfaction (or written waiver by Party C) of all the conditions precedent to the Closing required by Party C (the "**Closing**", and the date of the Closing shall be referred to as the "**Closing Date**").

2. Representations and Warranties

For the purpose of this Agreement, each Party hereby represents and warrants to other Parties as follows:

2.1 Such Party has full capacity for rights and powers to execute and perform this Agreement.

3. **Equity Transfer**

3.1 The Transferors acknowledge and agree that the Transferred Equity is free and clear of any Encumbrance; the Party C will obtain all rights, titles and interests in and to the Transferred Equity, including, without limitation, the ownership of the Transferred Equity and any rights and interests relating thereto or derived from such ownership, as of the Closing Date.

3.2 The Transferors acknowledge and agree that it shall waive the right of first refusal, the right of co-sale and any other rights that may affect the Equity Transfer (if any).

3.3 As of the Closing Date, Party C shall become the sole shareholder of the Company with all rights and obligations attached thereto.

3.4 As of the Closing Date, the Transferors acknowledge and agree that (i) the Transferors shall no longer have any rights to cash or other assets of the Company; and (ii) the Transferors shall no longer have any rights as a shareholder of the Company; provided that they shall be entitled to receive Equity Transfer Consideration from Party C pursuant to this Agreement.

3.5 The Company shall complete the registration of the Equity Transfer with the local counterpart of the State Administration for Market Regulation as required by applicable PRC laws (the "**Equity Transfer Registration**") prior to May 31, 2021.

4. **Equity Transfer Consideration and Payment**

4.1 The Parties agree that, subject to the terms and conditions of this Agreement, as the consideration for the Transferred Equity, Party C shall cause its affiliate SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED ("**EDTK**") to issue a total of 2,900,000 ordinary shares ("**Equity Transfer Consideration**") to Party B:

Transferor	**Transferred Registered Capital (RMB)**	**Corresponding Percentage in Transferred Equity**	**Equity Transfer Consideration (number of ordinary shares)**
JI Xuejun	9,500,000	95%	2,755,000
LIU Hao	500,000	5%	145,000
total	**1,000,000**	**100%**	2,900,000

4.2 After the Closing Date, Party C shall cause EDTK to issue the ordinary shares to the Transferors pursuant to the Clause 4.1 of this Agreement within ten (10) Business Days after the fulfillment of the following conditions or within such

other period as otherwise agreed by the Parties in writing:

(1) EDTK has completed the registration, filing or other procedures required by laws, regulations, regulatory authorities and/or stock exchanges in respect of the issuance of the Equity Transfer Consideration to Party B after the filing of its 2020 annual report;

(2) the Transferors have completed the registration, filing or other procedures required by laws and regulations, regulatory authorities and/or stock exchanges with respect to the obtaining of the Equity Transfer Consideration and have provided Party C with the written notice containing the details of their securities account.

5. Fees, Expenses and Taxes

5.1 The Transferors shall be responsible for paying any taxes in connection with the Equity Transfer contemplated hereby in accordance with applicable laws (for the avoidance of doubt, Party C shall only pay the stamp duty for itself in connection with this Equity Transfer, while other taxes shall be borne by Party B).

6. Liabilities for Breach

6.1 Any Party that is in breach of this Agreement or any obligations hereunder shall be liable in accordance with this Agreement and applicable laws.

7. Dispute Resolution

7.1 Any dispute arising out of, or the interpretation, breach, termination or validity thereof, or in connection with this Agreement, shall be resolved through friendly consultations by the Parties. If the dispute cannot be resolved through such consultations, each Party shall be entitled to submit such dispute to the Shenzhen Court of International Arbitration for arbitration in accordance with its arbitration rules then in force. The arbitration shall be conducted in Shenzhen.

8. Miscellaneous

8.1 In case of any conflicts between this Agreement and any other transaction agreement in connection with Equity Transfer entered into by the Parties (the "**Other Agreement**"), such Other Agreement shall prevail.

(The remainder of this page is intentionally left blank)

(Signature Page to Equity Transfer Agreement)

Party A:

Shenzhen Qianhai Jisen Information Technology Ltd. (深圳市前海基森信息技术有限公司)
(Seal)

By ______________
Name: JI Xuejun
Title: Legal representative

Party B:

By ______________
Name: JI Xuejun

By ______________
Name: LIU Hao

Party C：

Wuxi Kingway Technology Ltd. (无锡王道科技有限公司)
(Seal)

By ______________
Name:
Title: